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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69696

SEC Mail Processing
MAR 01 2021
Washington, DC

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brooklands Capital Strategies BD, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

909 Montgomery Street, 4th Floor
(No. and Street)

San Francisco	CA	94133
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeff Ekberg 817-675-6308
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name – *if individual, state last, first, middle name*)

301 Commerce Street, Suite 2000	Fort Worth	TX	76102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeff Ekberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brooklands Capital Strategies BD, LP, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARK DAYLE REYES
Notary Public, State of Texas
Comm. Expires 02-14-2024
Notary ID 132360247

Signature

Financial Operations Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Brooklands Capital Strategies BD, LP

Statement of Financial Condition

With Report of Independent Registered Public Accounting Firm

December 31, 2020

BROOKLANDS®
CAPITAL STRATEGIES

Table of Contents

BDO

Tel: 817-738-2400
Fax: 817-738-1995
www.bdo.com

Bank of America Tower
301 Commerce Street, Suite 2000
Fort Worth, TX 76102

Report of Independent Registered Public Accounting Firm

The General Partner and Limited Partner of Brooklands Capital Strategies BD, LP
San Francisco, CA

Opinion on Financial Statement

We have audited the accompanying statement of financial condition of Brooklands Capital Strategies BD, LP (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

BDO USA, LLP

We have served as the Company's auditor since 2018.

February 24, 2021

Brooklands Capital Strategies BD, LP
Statement of Financial Condition

		December 31, 2020
ASSETS		
Cash	$	859,107
Accounts Receivable		5,641,867
Other Assets		26,500
TOTAL ASSETS	$	6,527,474
LIABILITIES AND PARTNERS' CAPITAL		
Liabilities		
Due to Affiliate	$	347,977
Other Liabilities		101,740
TOTAL LIABILITIES		449,717
PARTNERS' CAPITAL		6,077,757
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	6,527,474

See accompanying notes to financial statements

1. Organization and Business Description

Brooklands Capital Strategies BD, LP (the "Company") is a Delaware limited partnership organized on January 12, 2016 and is 100% owned by Brooklands Capital Strategies Management, LP ("Parent"). The general partner of the Company is Brooklands Capital Strategies (GP), LLC. The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is a limited scope broker-dealer that primarily engages in the private placement of securities issued by certain third-party funds not affiliated with the Company's Parent. The Company also offers advisory services in connection with such investment fund security offerings.

The Company does not claim an exemption under paragraph (k) of Rule 15c3-3.

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statement has been presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Amounts reflected in this financial statement are in U.S. dollars.

Use of Estimates

The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Accounting Standards Codification ("ASC") Topic 460, "Guarantees", requires the disclosure of representations and warranties which the Company enters into which may provide general indemnifications to others. The Company in its normal course of business may enter into other legal contracts that contain a variety of these representations and warranties that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of loss to be remote.

Cash

Cash includes cash on deposit with a bank. The Company maintains its cash accounts with a highly rated commercial bank. At times, cash balances may exceed the Federal Deposit Insurance Corporation coverage limit of $250,000.

Foreign Currency

In the normal course of business, the Company may enter into transactions not denominated in U.S. dollars. The Company's balances denominated in foreign currencies are translated into U.S. dollars at the end of each period, whereas the corresponding operating results denominated in foreign currencies are translated into U.S. dollars on the respective dates of such transactions.

Fair Value of Financial Assets and Liabilities

The Company's financial assets and liabilities are carried at fair value or amounts approximating fair value. The Company's financial assets and liabilities include Cash, Accounts Receivable, Other Assets, Due to Affiliate and Other Liabilities.

U.S. GAAP establishes a hierarchical disclosure framework that prioritizes and ranks the level of market price observability used in measuring financial instruments at fair value. Financial instruments with readily available quoted prices in active markets generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Financial instruments measured and reported at fair value are classified based upon the observability of inputs used in the determination of fair value as follows:

> Level I – Quoted prices are available in markets for identical financial instruments at the reporting date
>
> Level II – Pricing inputs are other than quoted market prices in active markets, which are either directly or indirectly observable at the reporting date
>
> Level III – Pricing inputs are unobservable for the financial instruments and include situations where there is little, if any market activity for the financial instrument

Accounts Receivable

Accounts Receivable includes Private Placement Fee receivables. Certain long-term receivables related to Private Placement Fees are paid in installments over a period of two to four years. The carrying value of such long-term receivables approximates fair value and are considered to be Level II instruments within the fair value hierarchy.

The Company is reimbursed by certain customers for reasonable travel, professional and other out-of-pocket expenses incurred in relation to services provided. Reimbursable expenses that are outstanding are reported in Accounts Receivable in the Statement of Financial Condition.

The need for an allowance for credit losses is assessed by estimating the probability of loss based on the Company's analysis of historical credit loss experience of its client receivables and taking into consideration current market conditions and reasonable and supportable forecasts that affect the collectability of the reported amount. The Company updates its average credit loss rates periodically and maintains an allowance review process to consider current factors that would require an adjustment to the credit loss allowance. In addition, the Company periodically performs a qualitative assessment to monitor risks associated with current and forecasted conditions that may require an adjustment to the expected credit loss rates. The Company did not carry an allowance for credit losses as of December 31, 2020.

Contracts with Customers

The timing of revenue recognition for contracts with customers may differ from the timing of payment. The Company records a receivable when revenue is recognized prior to payment and the Company has an unconditional right to payment. The opening balance of Accounts Receivable as of January 1, 2020 was $4,161,151 and the ending balance is included in the Statement of Financial Condition.

The Company may receive payment of certain retainer or milestone fees before the performance obligation has been fully satisfied. Such fees give rise to a contract liability and are recorded in Other Liabilities in the Statement of Financial Condition. As of December 31, 2019 and December 31, 2020 the Company recorded

$312,500 and $0, respectively, of contract liabilities in Other Liabilities on the Statement of Financial Condition.

The Company does not establish a provision for refunds or similar obligations.

Income Taxes

The Company is a disregarded entity for federal income tax purposes that is not treated as separate from the Parent, which is treated as a Partnership for U.S. income tax purposes. As such, no federal income taxes have been provided for by the Company in the accompanying financial statement as the Parent is individually responsible for reporting income or loss based upon its share of the Company's income and expenses as reported for income tax purposes.

The Company applies the provisions of ASC 740, "Income Taxes", which clarifies the accounting and disclosure for uncertainty in tax positions. The Company analyzed its tax filing positions in the federal, state, and foreign tax jurisdictions where it is required to file income tax returns for all open tax years. Based on this review, no liabilities for uncertain income tax positions were required to be recorded pursuant to ASC 740.

As of December 31, 2020, the Company did not have a liability recorded for payment of interest and penalties associated with uncertain tax positions.

The Company's income and expense has been included in the tax returns of the Parent as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Parent is subject to examination by federal and certain state and local tax regulators for open tax years, 2016-2020. The Company does not believe that it has any tax positions for which it is reasonably possible that it will be required to record significant amounts of unrecognized tax benefits within the next twelve months.

Recently Adopted Accounting Pronouncement

On January 1, 2020, the Company adopted ASU 2016-13, "Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments", which replaces the incurred loss methodology with a current expected loss ("CECL") methodology. The Company elected the modified retrospective method which did not result in a cumulative-effect adjustment at the date of adoption.

3. Significant Risk Factors

Credit Risk

Credit risk represents the potential loss that the Company would incur if customers failed to perform pursuant to the terms of their obligations to the Company. The Company minimizes its exposure to credit risk by conducting appropriate due diligence on customers prior to engaging and ongoing diligence on customer performance during and after transaction execution.

COVID-19

In the first quarter of 2020, the COVID-19 pandemic ("COVID-19") developed causing significant market volatility and social dislocation. The ultimate extent of the impact of COVID-19 and the impacts of any governmental stimulus in response to it on the financial performance of the Company will depend on future developments, including the duration and spread of the outbreak and related advisories and restrictions and how these developments will impact the overall economy, all of which are highly uncertain and cannot be predicted. Management continues to monitor the effect of the pandemic and related stimulus actions on the Company's operations. Currently, management is unable to determine the impact that these events will have on the Company and ultimately on its financial condition, results of operations, or liquidity.

4. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 12 to 1.

The Company has elected to use the alternative method, permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $50,000 or 6 2/3% of aggregate debit balances, as defined. As of December 31, 2020, the Company had net capital of $409,390 which was $359,390 in excess of its required net capital of $50,000. As of December 31, 2020, the Company's ratio of aggregate indebtedness to net capital was 1.1 to 1.

The Company does not claim an exemption under paragraph (k) of Rule 15c3-3, relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

5. Related Party Transactions

The Company has an Administrative Services Agreement (the "Agreement") with the Parent. The Parent provides personnel, transaction support, referrals, accounting, legal, tax, compliance and related services to the Company, as needed. Where possible, the Agreement allows for expenses to be allocated on a specific identification basis and, in other cases, expenses are allocated by the Parent on a pro rata basis of headcount, usage or some other basis depending on the nature of the allocated cost. Both the Company and the Parent consider the basis on which the expenses are allocated to be a reasonable reflection of the utilization of services provided to the Company during the year. The allocations may not, however reflect the expense the Company would have incurred if the Company was independent of the Parent.

Receivables from and payables to the Parent are offset and the net amount receivable from and/or due to Parent is reported in the Statement of Financial Condition as there is a legally enforceable right to set off the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously. Due to Affiliate as of December 31, 2020 includes amounts due to the Parent under the Agreement.

6. Commitments and Contingencies

In the normal course of business, the Company is subject to litigation, examinations, inquiries and investigations by various regulatory agencies. The Company is also subject to examinations by Federal and various State and local tax authorities. Such legal actions, examinations, inquiries and investigations may result in the commencement of civil or criminal lawsuits against the Company or its personnel. As of December 31, 2020, there are no actions or investigations pending, other than in the normal course of business, that are expected to have a material impact on the Company's condition or financial statement.

7. Subsequent Events

Management has evaluated subsequent events through February 24, 2021, the date the financial statement were available to be issued, and has determined there were no subsequent events that would require recognition or disclosure in the Company's financial statement.